JOULE CASE, INC.

Reg CF Crowdfunding

COMMON STOCK FINANCING SUMMARY TERM SHEET

This term sheet summarizes the principal terms of the proposed Common Stock financing (the "***Financing***") for Joule Case, Inc., a Delaware corporation (the "***Company***"). This term sheet is for discussion purposes only, and there will be no legally binding obligation created on the part of the Company or any prospective investor unless and until definitive agreements relating to the Financing as described herein are signed by the applicable parties. This term sheet is confidential and none of the information contained herein may be disclosed to any third party without the Company's prior approval.

Financing Amount:	Up to $1,069,998.44 of new capital. The Company may increase the max offering amount to $4,999,999.06.
Securities:	Common Stock of the Company ("***Common Stock***").
Pre-Financing Valuation:	$29,922,108, except for early bird discount of $26,962,779 for the first $499,999.92 raised in the offering.
Price Per Share; Pro Forma Cap Table:	The price per share of Common Stock will be based on the pre-money valuation set forth above divided by the fully diluted shares immediately prior to closing.
Investors:	Investor will engage and invest using the Wefunder platform.
Closing; Minimum:	The initial closing of the Financing will occur on a date to be selected by the Company and communicated to the investors (currently expected to be in February 2022), subject to completion of due diligence, execution of definitive agreements, and other customary closing conditions.
Investor Rights:	Customary contractual investor rights for a transaction of this type, generally consistent with Wefunder and Reg CF terms. Major Investors who invest at least $250,000 will be entitled to customary information, inspection and participation rights. All investors will be bound by standard drag-along rights and lockup provisions. Upon a liquidation of the Company, the Company's outstanding preferred stock will be entitled to the greater of 1x the amount paid for such stock, plus any declared or unpaid dividends or the amount that would be received on an as-converted to Common Stock basis.
Board of Directors:	The Company's Board of Directors will be structured as follows: (i) two directors elected by the holders of a majority of the Common Stock who provide services to the Company (James Wagoner and Alex Livingston); and (ii) one director elected by the holders of a majority of the Series A-1 Preferred Stock (Jeff Selikoff).
Documents:	The definitive documents for the Financing will be prepared by the

Company's counsel and provided to the investors for their review and approval prior to closing, including a Subscription Agreement and Voting Agreement.

Expenses:	Each party will bear his, her or its own expenses incurred in connection with the Financing.